FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Letter to the National Securities Market Commission regarding the interim dividend payments of Repsol YPF, S.A.

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Dear Sir

Please find attached a note complementing the information given by Repsol YPF on December 18th 2002 regarding the interim dividend payment of 2002.

Repsol YPF´s Board of Directors adopted the resolution of payment of a gross interim dividend of 0.15 Euros per share that will be payable after February 3rd 2003.

Best regards:

ANTONIO GOMIS SAEZ
Corporate Director of External Relations

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REPSOL YPF, SA

INTERIM DIVIDEND PAYMENT ANNOUNCEMENT

The Board of Directors of Repsol YPF, S.A. has adopted the following resolution:

To pay an interim dividend of 2002 results as follows:

–	Gross amount	0,1500 Euros per share.
–	Withholding tax (15%)	0,0225 Euros per share.(*)
–	Net amount	0,1275 Euros per share.

The above dividend will be transferred to the Depository, Bank of New York, on January 22nd, 2003. Owners of records of ADSs at the closing of business of January 21st , 2003 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on February 3rd, 2003.

(*) Except as provided by treaties to avoid double taxation when applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	January 7, 2003	By:	/s/ Carmelo de las Morenas
			Name:	Carmelo de las Morenas
			Title:	Chief Financial Officer